As filed with the Securities and Exchange Commission on September 27, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

STANDARD MANAGEMENT CORPORATION
(Exact name of registrant as specified in its charter)

INDIANA	5912	35-1773567
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10689 N. Pennsylvania Street, Indianapolis, Indiana 46280
(317) 574-6200
(Address including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Ronald D. Hunter
Chairman, President and Chief Executive Officer
10689 N. Pennsylvania Street, Indianapolis, Indiana 46280
(317) 574-6200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Marlon F. Starr
Troutman Sanders LLP
600 Peachtree Street, N.E. — Suite 5200
Atlanta, Georgia 30308-2216

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered	Price per Unit	Offering Price	Fee
Common Stock	15,987,013(1)	$0.28(2)	$4,476,364(2)	$479

(1)	Represents (a) the number of shares of common stock initially issuable upon conversion of the entire $2,000,000 principal amount of our 6% convertible notes due 2009, $700,000 of which were issued by us in a private placement on September 8, 2006 (and an additional $1,300,000 of which are issuable by us upon our satisfaction of certain security registration obligations), and (b) the 3,000,000 shares underlying stock purchase warrants issued to the purchasers of the notes in the same private placement transaction. The number of shares issuable upon conversion of the notes is determined by dividing the principal amount of notes to be converted by a conversion price. The conversion price is a floating price equal to a percentage (50% - 60% depending upon the satisfaction of certain registration obligations) of the average of the lowest three intra-day trading prices of the Company’s common stock over the previous 20 trading days. As of September 25, 2006, the conversion price would have been $0.154. Pursuant to Rule 416 under the Securities Act, such number of shares registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock dividend, stock split, recapitalization or similar event.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low prices reported on the Over-the-Counter Bulletin Board on September 22, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

15,987,013 Shares

Standard Management Corporation

Shares of Common Stock Issuable Upon
Conversion of 6% Convertible Notes and Exercise of Stock Purchase Warrants

This prospectus covers the resale of shares of our common stock by certain entities that currently own convertible notes and warrants issued by us. On September 8, 2006, we issued $700,000 aggregate principal amount of our 6% Convertible Notes due 2009 to four investors in a private placement and, upon our satisfaction of certain registration obligations, we will issue to such investors up to an additional $1,300,000 aggregate principal amount of the same notes. The notes are convertible into shares of our common stock based on a floating conversion price based on the trading price of our common stock. In the same private placement transaction, we issued to the investors, warrants to purchase an aggregate of 3,000,000 shares of our common stock. Upon the conversion of the notes and/or exercise of the warrants, the shares will be offered and sold by the selling shareholders named in this prospectus or in any amendment to this prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “SMAN.” The last reported sale price of our common stock on the OTCBB on September 25, 2006 was $0.28 per share. The shares offered by this prospectus may be offered by the selling shareholders in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of the sale.

The shares offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September   , 2006.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. These filings are also available to the public from the SEC’s web site at www.sec.gov. Our common stock is quoted on the OTC Bulletin Board under the symbol “SMAN.”

Rather than include certain information in this prospectus that we have already included in documents filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference (i) our Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on April 17, 2006, (ii) our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, (iii) our Current Reports on Form 8-K that were filed with the SEC on January 30, 2006, March 8, 2006, March 14, 2006, April 6, 2006, April 21, 2006, April 26, 2006, April 27, 2006, May 19, 2006, May 26, 2006, July 6, 2006, July 13, 2006, July 27, 2006, August 2, 2006, August 21, 2006, September 8, 2006 and September 14, 2006, and (iv) our definitive proxy statement filed on February 8, 2006, as amended on February 16, 2006 and February 23, 2006, relating to a special meeting of shareholders held on March 8, 2006 and our definitive proxy statement filed on September 11, 2006 relating to our annual meeting of shareholders to be held on October 16, 2006.

Our Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 reflect our operations prior to the August 2006 sale of the assets of our subsidiaries Rainier Home Health Care Pharmacy, Inc., Holland Compounding Pharmacy and Holland Drug Store, Inc., and have not been restated to reflect the discontinuation of these businesses. See “Recent Developments — Sale of Pharmacy Assets.”

The information incorporated by reference in this prospectus is an important part of this prospectus. Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent a statement contained in this prospectus or in any other subsequently filed document that is specifically

i

incorporated by reference in this prospectus modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

We will provide to each person to whom this prospectus is delivered a copy of any or all of the documents incorporated by reference herein. You may request a copy of the filings which we incorporate by reference, at no cost, by writing or telephoning us as follows: Standard Management Corporation, 10689 N. Pennsylvania Street, Indianapolis, Indiana 46280, Attention: Investor Relations, (317) 574-6200. The documents incorporated by reference herein may also be accessed on our website at http://www.sman.com. Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors included under the heading “Risk Factors” in this prospectus and the risk factors incorporated in this prospectus by reference. This prospectus (including the information incorporated by reference in this prospectus) includes forward-looking statements. Statements concerning our future operations, prospects, strategies, financial condition, future economic performance (including growth and earnings) and demand for our products and services, and other statements of our plans, beliefs, or expectations, are forward-looking statements. In some cases these statements are identifiable through the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks and other factors that could cause actual results to differ materially from those suggested by these forward-looking statements. These factors include, among others, those set forth below in “Risk Factors,” and in the other documents that we file with the SEC. There also are other factors that we may not describe, generally because we currently do not perceive them to be material, which could cause actual results to differ materially from our expectations.

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SUMMARY

The following summary contains basic information about us and this offering. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information contained and incorporated by reference in this prospectus, including the information set forth under “Risk Factors,” as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference into this prospectus, before making an investment decision.

Unless otherwise mentioned or the context requires otherwise, all references in this prospectus to “Standard Management,” “SMAN,” “we,” “us,” “our,” or similar references mean Standard Management Corporation and its subsidiaries.

Standard Management Corporation

We are an Indianapolis-based holding company that, through our operating subsidiaries, provides pharmaceutical products and services to the healthcare industry. We focus on providing pharmaceuticals to long-term care and infusion therapy patients. Through our regional pharmacies, we offer custom packaging for all long-term care facilities in addition to creating solutions for specialized healthcare facilities in a growing number of regions of the Untied States.

Our principal executive offices are located at 10689 North Pennsylvania Street, Indianapolis, Indiana 46280, and our telephone number is (317) 574-6200. Our Internet address is www.sman.com.

The Offering

In a private placement on September 8, 2006, we issued and sold, to a total of four accredited investors, $700,000 aggregate principal amount of convertible notes (and will issue an additional $1,300,000 in principal amount of notes upon our satisfaction of certain registration obligations) and warrants to purchase an aggregate of 3,000,000 shares. Those purchasers (or their authorized transferees) may resell, pursuant to this prospectus, shares of our common stock acquired by them upon their conversion of the notes or exercise of the warrants.

Common Stock Offered by the Selling Shareholders	15,987,013 shares

Selling Shareholders	The shares to be offered and sold using this prospectus will be offered and sold by the selling shareholders named in this prospectus or in any amendment to this prospectus. See “Selling Shareholders.”

Use of Proceeds	We will not receive any proceeds from the sale of shares by the Selling Shareholders.

OTCBB Trading Symbol	SMAN

Risk Factors	You should carefully consider the information set forth in the section of this prospectus entitled “Risk Factors” as well as the other information included in or incorporated by reference in this prospectus before deciding whether to invest in the shares.

RISK FACTORS

An investment in the shares offered by this prospectus involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference in this prospectus, before deciding to invest in the shares. If any of the following risks develops into actual events, our business, financial condition or results of operations could be negatively affected, the market price of our common stock could decline and you may lose all or part of your investment.

Our pharmacy business has not been profitable and we expect it to continue to incur losses for at least the next year.

Since we began operating our pharmacy business in 2002, it has incurred substantial net losses each year. For 2005, 2004 and 2003, net losses from our continuing operations were $20.3 million, $20.6 million and $16.7 million, respectively, and for the six months ended June 30, 2006, were $3.4 million. We expect net losses to continue until we generate significant revenues and achieve economies of scale in our operations through acquisitions and organic growth (which may be more difficult in the short-term as a result of our August 2006 sale of a significant operation). There can be no assurance that we will ever be able to successfully develop and operate a profitable pharmacy business. Our future profitability will depend on several factors including:

•	our ability to identify and acquire appropriately priced and profitable businesses that provide cash flow and synergies to our current business;

•	our ability to execute a planned strategy that will provide for cash flow from operations which will fund growth and service debt; and

•	our ability to access reasonably priced capital that will provide long-term flexibility for the Company.

Unless we receive a significant cash infusion or significantly increase cash flow from operations, we may not have sufficient cash to meet our cash requirements during the rest of 2006.

Our pharmacy business alone has not generated sufficient revenues to support our operations and service our debt obligations. We implemented a growth plan, subsequent to the sale of our financial services business in June 2005, focused on acquiring profitable existing businesses to increase our revenues and cash flows. The funding of this growth plan and our ability to meet our working capital and other cash requirements generally, depend on, among other things, current cash and cash equivalents and proceeds from outside financing activities. At June 30, 2006, we had approximately $1.0 million in cash and cash equivalents. Based on current estimates of cash flow, management believes that, even considering the maximum $2.0 million of cash proceeds from the issuance and sale of our new 6% convertible notes due 2009, absent a significant additional cash infusion or significantly increased cash flow from operations, at some point during the remainder of 2006, we may not have sufficient cash to meet our cash requirements. Management is currently negotiating a series of transactions it believes would alleviate the potential liquidity shortfall. There can be no assurance, however, that outside financing activities will generate sufficient net proceeds or that the other initiatives currently being negotiated by management can be consummated in full or at sufficient levels to provide us with sufficient cash to meet our cash requirements.

Our independent auditors have expressed substantial doubt regarding the Company’s ability to continue as a going concern.

In their report dated April 14, 2006, our independent auditors stated that our financial statements for the years ended December 31, 2005 and 2004 were prepared assuming that the Company would continue as a going concern. The auditors expressed “substantial doubt” about our ability to continue as a going concern based on a lack of liquidity combined with recurring losses from continuing operations. The fact that we have received this “going concern opinion” from our auditors will likely make it more difficult for us to raise capital on favorable terms and could hinder, to some extent, our operations and acquisition program.

We will require additional financing, which may be difficult to obtain. Any such financing in the form of debt will contain restrictive covenants and will require us to utilize cash to service it.

Our pharmacy business has had negative cash flows and net losses since its inception in 2002. We expect negative cash flows from operations to continue until we achieve critical mass through acquisitions and organic growth. Our business has significant cash needs for operations and for acquisitions. As a result, we will need to seek additional capital, which we may do through public or private equity or debt financing. In addition to seeking equity financing, we are currently negotiating with various potential lenders to provide senior debt financing. There can be no assurance that we can reach agreement with any lenders for such financing. The terms of any such debt financing, will likely restrict our ability to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments in certain situations, consummate certain asset sales, enter into certain transactions with affiliates, incur liens, or merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The terms of such indebtedness would also likely require us to meet certain financial tests and comply with certain other reporting, affirmative and negative covenants. Finally, if we obtain such debt financing, a substantial portion of our cash flow from operations would be dedicated to debt service requirements.

Our management team has a limited history of operating a pharmacy business.

Because we have only operated our pharmacy business since 2002, our management team does not have a significant operating history upon which an investor can easily evaluate our future potential. In attempting to execute our business model, we may need to significantly change our operating model, sales and implementation practices, customer service and support operations and management focus. We are also facing new risks and challenges, including a lack of meaningful historical financial data upon which to plan future budgets and the need to develop strategic relationships.

We are subject to various risks relating to our acquisition strategy.

A significant component of our growth strategy contemplates our making selected acquisitions that will help expand our pharmacy offerings. Acquisitions involve inherent uncertainties. These uncertainties include the ability to identify suitable acquisition candidates and negotiate acceptable terms for their acquisition, the ability to integrate the acquired businesses into a larger organization and the availability of management resources to oversee the operations of these businesses. The successful integration of acquired businesses will require, among others:

•	consolidation of financial functions and elimination of redundancies;

•	achievement of purchasing efficiencies;

•	the integration of key personnel; and

•	the maintenance and growth of existing business.

We also may acquire businesses with unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. We have procedures in place to conduct detailed due diligence reviews of potential acquisition candidates for compliance with healthcare laws and to conform the practices of acquired businesses to our standards and applicable laws, but there can be no assurance that our procedures will detect all potential problems. If such procedures fail, we may incur material liabilities for past activities of acquired businesses.

We cannot be sure that an acquisition will not have an adverse impact on our results of operations or financial condition.

Our profitability and ability to conduct business could be negatively impacted by a change in our relationships with our largest institutional clients.

A large portion of the present and future growth of our institutional pharmacy business currently is contingent upon our ability to acquire and retain long-term contracts on favorable terms with institutional care facilities. Currently we have more than 30 contractual relationships with institutional clients. We are presently attempting to expand and diversify the number, type and terms of these contracts, but a number of factors — including our ability to favorably compete with respect to pricing, our relationships with drug and supplement manufacturers and suppliers and the financial condition and profitability of our institutional clients — can impact our profitability and opportunities for future growth. In addition, although we believe our current relationships with our institutional clients are strong, the loss of key institutional clients would materially affect the operation of our business.

We face intense competition.

We operate in a highly competitive environment. The institutional pharmacy industry is dominated by three companies, which together control approximately 65% of the market. If we are unable to compete with these businesses due to our size, failure to develop innovative distribution methods or failure to satisfy our customers, our financial results will be immediately and significantly affected.

We are subject to significant governmental regulation, and changes in such regulation could have a substantial impact on our profitability.

We are subject to substantial regulations at both the state and federal levels regarding payment or reimbursement for pharmacy services, financial relationships with our clients and manufacturers of pharmaceuticals, and licensure and certification of our operations, and changes in these regulations may have a material and adverse effect on our profitability as more fully described below.

We are dependent on payment or reimbursement from government reimbursement programs, principally Medicare and Medicaid, and the constant changes in the government reimbursement programs pose substantial risk to our results of operations.

The provision of pharmaceuticals and pharmacy benefits is a highly dynamic and evolving business that is tied closely to changes in government reimbursement programs at both the state and federal levels and is in a constant state of flux. As of December 31, 2005, approximately 35% of our pharmacy billings were directly reimbursed by government sponsored programs. Government sponsored programs include Medicaid and, to a lesser extent, Medicare. Our remaining billings are currently paid or reimbursed by individual residents, long-term care facilities and other third-party payors, including private insurers. A portion of these revenues are indirectly dependent on government programs. We anticipate that direct reimbursement from government sponsored programs will become a material portion of our pharmacy billings.

There are currently a number of active state and federal initiatives that could materially and adversely affect our profitability, the most important of which is the Medicare Prescription Drug Improvement and Modernization Act of 2004, which created a comprehensive voluntary prescription drug benefit administered under Medicare Part D and became effective on January 1, 2006. This Act provides certain cost-sharing government subsidies for individuals who might otherwise qualify for drug coverage under Medicaid or similar government-funded aid programs. Since a substantial portion of our future institutional pharmacy business will involve the provision of prescription drugs to Medicare beneficiaries who may qualify for this new benefit, it may have a material and adverse effect on the profitability of our business. Since important elements of this Act relating to issues such as formulary development, drug pricing, and drug discount cards have yet to be finalized, the precise impact of implementation of Medicare Part D on our industry is unknown.

We also expect significant reforms to be proposed in 2006 regarding the Medicare Part B drug payment methodology. The United States Department of Health and Human Services, Centers for Medicare and Medicaid Services has indicated that the pharmacy reimbursement methodology will change to either an

“average sales price” or “competitive acquisition program” payment methodology, and this change may have a material and adverse effect on our profitability.

Many state Medicaid programs use the “average wholesale price” reimbursement methodology (“AWP”) and the “maximum allowable costs” reimbursement methodology (“MAC”), but many states, including states in which we operate or may operate, have indicated an intention to discontinue or modify these payment methodologies, and such changes may have a material and adverse effect on our profitability. Currently, virtually all of our contracts with major facility customers use these methodologies as a basis for calculating the prices charged for drugs ordered through our pharmacy. In the event state reimbursement programs decide to use alternative methods for calculating these prices, our reimbursement may suffer.

If we or our client institutions fail to comply with Medicaid and Medicare reimbursement regulations, our revenue could be reduced, we could be subject to penalties and we could lose our eligibility to participate in these programs.

The Medicaid and Medicare programs are highly regulated. The failure, even if inadvertent, by either us or our client institutions to comply with applicable reimbursement regulations could adversely affect reimbursement under these programs and our or our clients’ ability to continue to participate in these programs. In addition, our failure to comply with these regulations could subject us and our clients to allegations of filing false claims to the governmental reimbursement programs, which could subject us to substantial financial damages and exclusion from the governmental reimbursement programs.

If we fail to comply with licensure requirements, fraud and abuse laws, or other applicable laws, we may need to curtail operations, and we could be subject to significant penalties.

Our pharmacies are required to be licensed in the states in which they are located or do business. While we continually monitor the effects of regulatory activity on our operations and believe we currently have all necessary pharmacy licenses, the failure to obtain or renew any required regulatory approvals or licenses could adversely affect the continued operation of the business. The long-term care facilities that contract for our services are also subject to federal, state and local regulations and are required to be licensed in the states in which they are located. The failure by these long-term care facilities to comply with these or future regulations or to obtain or renew any required licenses could result in our inability to provide pharmacy services to these facilities and their residents. We are also subject to federal and state laws that prohibit some types of direct and indirect payments between healthcare providers. These laws, commonly known as the fraud and abuse laws, prohibit payments or any other remuneration intended to induce or encourage the referral of items or services payable by Medicare or Medicaid, including prescription drugs. For example, payment by pharmaceutical manufacturers of access or performance rebates to institutional pharmacies that are designed to prefer, protect, or maintain that manufacturer’s product selection by the pharmacy or to increase the volume of that manufacturer’s products that are dispensed by the pharmacy under its formulary are currently under scrutiny and may violate the fraud and abuse laws. Violation of these laws can result in loss of licensure, civil and criminal penalties, and exclusion from the Medicaid, Medicare and other federal and state healthcare programs.

Our failure to comply with federal or state health care privacy standards could subject us to civil and criminal liability.

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) requires us to comply with the electronic transaction, privacy and security standards relating to the health care information of individuals who receive drugs and pharmaceuticals through our operations. Although we have taken and intend to continue to take all steps necessary to ensure that we comply with all HIPAA standards, if we fail to comply with the HIPAA regulations, we could suffer significant civil and criminal penalties. We may also become subject to various state legislative and regulatory privacy initiatives that will restrict the use of private medical records, and, if these regulations are implemented, we may incur additional expense and may be required to change certain of our business practices.

We are also subject to other state and federal laws that govern the distribution of pharmaceuticals, the enforcement of which could have a material and adverse effect on our profitability.

We are also subject to the risk of changes in various local, state, federal and international laws relating to pharmaceuticals, which include the operating and security standards of the United States Drug Enforcement Administration, the United States Food and Drug Administration, various state boards of pharmacy and comparable agencies. These changes may affect our operations, including distribution of prescription pharmaceuticals (including certain controlled substances), operation of pharmacies and packaging of pharmaceuticals. A review of our business by regulatory authorities may result in determinations that could adversely affect the operations of the business.

We are also subject to cost controls imposed by non-government reimbursement program payors and pricing changes from our suppliers that could have a material and adverse effect on our profitability.

Cost controls imposed by other third-party payors, such as managed care companies and insurance companies, in an attempt to exercise control over increasing health care costs and changes in pharmaceutical manufacturers’ pricing or distribution policies could also have a material and adverse effect on our profitability by substantially reducing our revenues.

There are few barriers to entry in the institutional pharmacy market, and we may experience unforeseen competition in our markets.

There are relatively few barriers to entry in the local markets that we serve, and we may encounter substantial competition from new local market entrants as well as increasing competition from pharmacies operating outside the United States which ship drugs to U.S. residents over the Internet and through other distribution channels. This competition could have a material and adverse effect on our business.

Future sales of common stock could depress the price of our common stock.

We are attempting to raise additional capital. The planned financings may include, but not be limited to, a combination of privately placed common stock, senior debt and subordinated debt. The amounts may vary depending upon the structure of each financing instrument. Sales of significant amounts of common stock in the public market, or the perception that such sales will occur, could materially depress the market price of our common stock. We expect that any common stock sold in any of these private financings will be registered for resale under the Securities Act within 120 days following the closing of such offering and thus would be freely tradable.

We also have outstanding three series of convertible notes, which are presently convertible into an aggregate of 2,356,080 shares of common stock. We have registered these shares for resale so that, upon conversion, such shares will be freely tradable. Further, we have outstanding warrants to purchase an aggregate of 1,348,135 shares of common stock. The shares of common stock underlying such warrants are subject to registration rights or are otherwise currently freely tradable. The notes and warrants discussed above are in addition to the notes and warrants that are convertible and exercisable into shares subject to sale pursuant to this prospectus.

In addition, we have an aggregate of 1,390,000 shares of common stock issuable upon the exercise of stock options currently outstanding. Those shares, if issued, will be eligible for immediate resale in the market (other than 983,000 shares underlying exercisable options held by our executive officers and directors).

The market price of our common stock is volatile.

The market price of our common stock historically has experienced and may continue to experience significant volatility. This volatility may or may not be related to our operating performance. Some of this volatility may be related to our recent shift to operating solely in the healthcare business and as a much smaller company, and may reflect the market’s difficulty in valuing our business until we establish a longer operating history. In addition, announcements of our quarterly operating results, changes in recommendations by financial analysts, fluctuations in the stock price and operating results of our competitors and similar events could cause the market price of our common stock to fluctuate substantially.

Our shares are no longer listed on the Nasdaq Stock Market which could impact your ability to sell your shares.

Because our shares are not listed on Nasdaq or any other stock-exchange (instead quotations of trading prices are provided by the OTC Bulletin Board), an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. In addition, the SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share subject to certain exceptions. Because our shares are not listed on Nasdaq, and are traded at a price below $5.00, they may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market and the risks of investing in our securities. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules, if they become applicable to us, may restrict the ability of broker-dealers to sell our shares and may affect your ability to sell our shares in the secondary market.

You may experience significant dilution as a result of future issuances of shares of our common stock.

As of September 1, 2006, we had 16,087,861 shares of common stock outstanding. Additionally, as of September 1, 2006, we had stock options, warrants and convertible securities outstanding that were convertible or exercisable into up to 5,094,215 shares of our common stock. Upon full conversion of the notes and exercise of the warrants that are the subject of this prospectus, we would have approximately 32,074,874 shares outstanding. We are currently engaged in a private placement of our common stock in which we could issue and sell up to an additional 48,999,983 shares and warrants to purchase an additional 14,699,995 shares if such private placement is fully subscribed. Furthermore, in connection with our acquisition strategy, we may issue shares of our common stock as consideration in certain future acquisition transactions. We may also issue additional shares or warrants to purchase additional shares in the future through various financing or restructuring transactions. In the event that we issue additional common stock in the future, our shareholders will experience dilution the significance of which will depend on the number of shares issued.

USE OF PROCEEDS

The shares offered pursuant to this prospectus will be offered and sold by the selling shareholders named in this prospectus or in any supplement to this prospectus. We will not receive any of the proceeds from the sale of these shares. The shares of our common stock offered by this prospectus are issuable upon conversion of the 6% convertible notes or exercise of the related warrants. We will receive up to $1,800,000 million upon the exercise of those related warrants, which we would expect to use for general corporate purposes.

CAPITALIZATION

The following table shows our unaudited consolidated capitalization as of June 30, 2006:

•	on an actual basis; and

•	as adjusted to reflect (i) the August 2006 Tran Settlement, (ii) the August 2006 sale of Rainier and Holland and (iii) the September 2006 and anticipated future issuances of 6% Convertible Notes, and the related anticipated use of proceeds. See “Recent Developments.”

You should read this information together with our consolidated financial statements, including the notes to those financial statements, which are incorporated by reference herein.

	June 30, 2006
	Actual	As Adjusted
	(Dollars in thousands)

Cash and cash equivalents(1)	$977	$4,592

Current portion of long-term debt(2)	$6,273	$2,473
Long-term debt, less current portion(2)	22,722	24,332
Shareholders’ equity:
Common stock, no par value per share, and additional paid-in capital, 18,201,997 actual and adjusted shares issued	70,790	70,790
Treasury stock, at cost, 1,653,322 actual shares and 2,840,173 adjusted shares(3)	(8,018)	(10,828)
Accumulated other comprehensive income	108	108
Retained deficit(4)	(59,460)	(65,284)

Total shareholders’ equity	3,420	(5,214)

Total capitalization(5)	$32,415	$21,591

(1)	As adjusted cash and cash equivalents primarily includes the $12.0 million of initial cash payments received for the sale of Rainier and Holland, net of the $5.5 million of payments made in the Tran Settlement, the retirement of $2.3 million of related indebtedness, the payment of $750,000 of transaction fees related to that indebtedness and the payment of $950,000 of transaction fees related to the sale of Rainier and Holland. As adjusted cash also includes the remaining proceeds from the issuance of the 6% Convertible Notes after immediate payment of certain liabilities.

(2)	As adjusted long-term debt, including current portion, includes the retirement of $1.5 million of debt from Tran Settlement, the retirement of $2.3 million of New Senior Debt and the issuance of $2.0 million of 6% Convertible Notes net of $390,000 debt discount.

(3)	As adjusted treasury stock includes a) the 762,195 shares reacquired for $2.5 million in the August 2006 Tran Settlement previously issued in the July 2005 acquisition of Rainier and b) the 424,656 shares reacquired for $310,000 in the Tran Settlement previously issued as part of a private placement of our common stock. In addition to these securities, an additional $1.5 million was paid in the Tran Settlement to retire current indebtedness.

(4)	As adjusted retained deficit includes a) $1,150,000 expense for payments made in the Tran Settlement related to disputed earn-outs and bonuses and b) the estimated loss of $3.9 million incurred on the August 2006 sale of Rainier and Holland to Omnicare. A portion of the proceeds received in this sale were used to retire $2.3 million of current indebtedness which resulted in the expensing of related financing fees of $750,000.

(5)	This table does not reflect any proceeds we might receive from one or more closings of a presently ongoing private placement transaction. We are currently seeking to sell up to 49,333,316 shares (and 14,799,994 accompanying stock purchase warrants) to accredited investors in a private placement. If such private placement is fully subscribed, we would receive net proceeds of approximately $13.7 million and we would have 64,695,140 shares of common stock outstanding (assuming full conversion of the 6% convertible notes and exercise of related warrants).

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on the OTC Bulletin Board and trades under the symbol SMAN. On September 1, 2006, we had 16,087,861 shares of common stock outstanding, which were held by approximately 2,000 holders of record. The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share for our common stock on the Nasdaq National Market (until May 22, 2006) and on the OTC Bulletin Board (from May 23, 2006). The OTCBB prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low

Year ended December 31, 2004
First Quarter	$4.12	$3.49
Second Quarter	4.18	3.39
Third Quarter	3.64	3.05
Fourth Quarter	3.98	2.71
Year ended December 31, 2005
First Quarter	$4.93	$2.70
Second Quarter	3.19	1.50
Third Quarter	2.45	1.79
Fourth Quarter	2.25	1.34
Year ended December 31, 2006
First Quarter	$1.75	$.70
Second Quarter	1.15	.26
Third Quarter (through September 25, 2006)	.47	.21

On September 25, 2006, the last reported sale price of our common stock on the OTC Bulletin Board was $0.28 per share.

We have not paid cash dividends on our common stock since becoming a public company and we do not intend to pay cash dividends in the foreseeable future. We currently intend to retain any earnings to develop and grow our business. While this dividend policy is subject to periodic review by our Board of Directors, there can be no assurance that we will declare and pay dividends in the future.

RECENT DEVELOPMENTS

Since the end of our last fiscal year, we have experienced several significant events, mostly relating to our efforts to improve our balance sheet. These events are described in detail in our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and several Current Reports on Form 8-K, all of which have been filed with the SEC. SEC rules permit us to “incorporate by reference” these filings into this prospectus, meaning that rather than repeat all of the information here, we can refer you to such filings (which you can access on the SEC’s website at http://www.sec.gov) and such filings are a part of this prospectus. See “Where You Can Find More Information and Incorporation by Reference” on page (i) of this prospectus.

Several recent events, all which have been described in either our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 or our Current Report on Form 8-K filed on September 14, 2006, are described below because they form the basis for certain adjustments in the Capitalization table on page 8 of this prospectus or the Unaudited Pro Forma Financial Information starting at page 13 of this prospectus, and, in the case of the “New Senior Debt” described below, constitutes a significant related party transaction which resulted in one of our directors resigning due to the resulting conflict of interest.

Exchange Offer:  On August 9, 2001, SMAN Capital Trust I (the “Trust”), a subsidiary of the Company, completed a public offering of $20.7 million of its 10.25% preferred securities, which mature on August 9, 2031 (“Trust Preferred Securities”). The Trust, in turn, loaned the offering proceeds to the Company as subordinated debentures with terms similar to the Trust Preferred Securities. Since all income and cash flows into the Trust benefit the preferred securities holders rather than Standard Management, the Trust is not consolidated with Standard Management.

In June 2006, the Company completed an exchange offer for a portion of the Trust Preferred Securities which allowed all Trust Preferred Security holders to exchange their Trust Preferred Securities for six shares of common stock of the Company. The Company received tenders for 1,112,341 shares or 53.7% of outstanding Trust Preferred Securities by the expiration date of the offer to exchange. On June 30, 2006, as a result of the exchange offer, the Company issued 6,674,046 shares of its common stock valued at $1.8 million in exchange for $11.1 million of the Trust Preferred Securities and $.6 million of related deferred interest, which in turn, reduced the outstanding balance of the subordinated debentures and accrued interest by like amounts. After the write off of a pro rata portion of previously-unamortized deferred financing fees and the costs of the transaction, the Company recorded a $9.2 million gain upon the exchange as a component of Other Income, net in June 2006.

New Senior Debt:  On July 27, 2006, we entered into a secured promissory note in favor of an individual, who, until the issuance, was a member of our board of directors, in the principal amount of $2.8 million at an interest rate of 12.0% per annum due no later than September 15, 2006. The proceeds from this note were used to retire the $2.8 million senior note issued on April 13, 2006 to an officer of Rainier (defined below). On August 11, 2006, we repaid $2.3 million of this note plus $750,000 of tender and facility fees on the note. We entered into an amended and restated secured promissory note with this individual, in the principal amount of $500,000 which bears interest at an annual rate of 12%. This note was due on September 20, 2006, but has not been repaid as of the date of this prospectus. This individual resigned from our board of directors on July 27, 2006 in order to avoid conflict of interest issues.

Sale of Pharmacy Assets:  On August 11, 2006, we completed the sale of certain rights, properties and assets of our subsidiaries Rainer Home Health Care Pharmacy, Inc., Holland Compounding Pharmacy, Inc. and Holland Drug Store, Inc. (collectively, the “Rainier Business”) to Omnicare, Inc. (“Omnicare”) pursuant to an Asset Purchase Agreement (the “Agreement”) with Omnicare.

The contract purchase price was for up to $13.22 million, as well as assumption of certain liabilities of the Rainier Business valued at $750,000. Of the purchase price, (1) $12 million in cash was paid by Omnicare at the closing, (2) up to an additional $.7 million payment may be made within 30 days of the four month anniversary of the closing, and (3) within 30 days of December 31, 2006, a contingent payment of up to $520,000 may be made based on a calculation defined in the Agreement. The purchase price is subject to a potential post-closing adjustment to be measured against a specified net asset value of the purchased assets. We also agreed to grant Omnicare a three year right of first refusal for the purchase of any other of our pharmacy businesses. We expect to record a loss on the sale of approximately $3.9 million prior to the contingent payment of $520,000.

The operations of the Rainier Business will be reflected as discontinued operations in future financial statements and prior financial statements will be reclassified to similarly reflect these operations. The revenues and net loss of the Rainier Business for the six months ended June 30, 2006 were $13.4 million and $.1 million, respectively. Total assets of the Rainier Business as of June 30, 2006 were $16.4 million, including $10.4 million of intangible assets and goodwill.

Tran Settlement:  On August 11, 2006, we, along with our subsidiary Rainier Home Health Care Pharmacy, Inc., entered into a Settlement Agreement with John Tac Hung Tran, Cynthia J. Wareing-Tran and The Jonathan Tran Irrevocable Trust (collectively, the “Trans”), who were the former owners of Rainier, which we purchased in July 2005. The Settlement Agreement resolves all disputes among the parties with respect to, among other matters, a promissory note granted by us to the Trans as part of the consideration for the acquisition, the amount of bonus and earn-out payments owed to Mr. Tran under the terms of his employment agreement with Rainier and certain leases entered into with the Trans as part of the acquisition. Under the settlement, we agreed to pay the Trans approximately $5.5 million, of which approximately $1.5 million was for repayment of the promissory note, $1.0 million for the disputed earn-out payments, $150,000 for the disputed bonus payment, $2.5 million to redeem all 762,195 shares of our common stock issued to the Trans as part of the acquisition at their guaranteed price, $310,000 to redeem all of the shares purchased by the

Trans and other associates of the Trans in May 2006 as part of an initial closing of a private placement of our common stock. In exchange for this payment, we received a full and absolute release of any and all claims and liens made by the Trans against us and our subsidiaries. We also agreed to release the Trans from any and all claims we had against them pertaining to these matters. Finally, the Trans agreed to dismiss with prejudice all litigation currently pending pertaining to these matters.

Issuance of 6% Convertible Notes:  On September 8, 2006, we issued $700,000 aggregate principal amount of our 6% Convertible Notes due 2009 to four investors in a private placement and, upon our satisfaction of certain registration obligations, we will issue to such investors up to an additional $1,300,000 aggregate principal amount of the same notes. The notes are convertible into shares of our common stock based on a floating conversion price based on the trading price of our common stock. In the same private placement transaction, we issued to the investors, warrants to purchase an aggregate of 3,000,000 shares of our common stock. The notes mature on September 8, 2009 and bear interest at 6% per annum prior to maturity and 15% per annum after the maturity date and until paid in full. However, no interest is due for any month in which the intraday trading price of our common stock is greater than $0.25 for each trading day of the month. The notes are secured by certain personal property of the Company. We may redeem the notes at any time (i) for 120% of the outstanding principal amount on or before October 7, 2006; (ii) for 125% of the outstanding principal amount for the period between October 8, 2006 and November 6, 2006; and (iii) for 130% of the outstanding principal amount for any period thereafter until the maturity date. The warrants are immediately exercisable at a price of $0.60 per share and expire seven years from the date of issue. In connection with the sale of the notes and the warrants, we agreed to file a registration statement with the SEC to register the resale by the investors of the shares issuable upon conversion of the notes and the exercise of the warrants. This prospectus is a part of such registration statement. Pursuant to the terms of the purchase agreement for the notes, upon the filing of such registration statement, the investors will purchase an additional $600,000 principal amount of notes and upon effectiveness of such registration statement, the investors will purchase an additional $700,000 principal amount of notes.

Management Changes:  We have recently experienced changes in the composition of our management team and board of directors. These changes, which were reported in Current Reports on Form 8-K, have resulted in our board and management currently consisting of the following:

Name	Age	Position

Ronald D. Hunter	54	Chairman of the Board, Chief Executive Officer and President
Martial R. Knieser, M.D.	64	President, Health Services
Michael B. Berry	40	Senior Vice President, Treasurer and Corporate Development Officer
Mark B. L. Long	44	Executive Vice President Pharmacy Operations and President, HomeMed Pharmacy
Dainforth (“Dan”) B. French, Jr.	40	Director
James H. Steane II	61	Director

Ronald D. Hunter.  Mr. Hunter has been our Chairman of the Board and Chief Executive Officer since our formation in June 1989. He served as Chairman of the Board and Chief Executive Officer of our former financial services subsidiary, Standard Life Insurance Company of Indiana, from December 1987 until its sale in June 2005. From June 1989 until 2002, Mr. Hunter also served as our President. In June 2005, he was reappointed President. Previously, Mr. Hunter held several management and sales positions in the life insurance industry with a number of companies. Mr. Hunter has been widely recognized for his vision and leadership qualities, earning him the distinction of being a finalist four times for the Ernst & Young Entrepreneur of the Year award and becoming a winner in 2004 in the financial services category. He has also become well-known as the author of the book, Vision Questing: Turning Dreams into Realities.

Martial R. Knieser, M.D.  Dr. Knieser has served as President of our Health Services operations since January 2004 and served as a director of Standard Management from 1990 until August 2005. He was Director of Laboratories of Community Hospital, Indianapolis from 1978 to 1991 and was Medical Director of Stat

Laboratory Services from 1989 to 1999. Dr. Knieser also served as Medical Director of Standard Life Insurance Company from December 1987 until its sale in June 2005. Dr. Knieser served as Director of Laboratories of St. Vincent Mercy Hospital, Elwood, Indiana until January 2005.

Michael B. Berry.  Mr. Berry has served in various capacities with the Company since 2000. He has been our Senior Vice President, Treasurer and Corporate Development Officer, responsible for our Corporate Development activities including mergers, acquisitions, divestitures, as well as the traditional treasury, corporate finance and investor relations, since July 2005. Mr. Berry is a CPA and has 17 years of diversified investment and financial knowledge, which includes national and international acquisition and divestiture experience.

Mark B. L. Long.  Mr. Long has been our Executive Vice President of Pharmacy Operations and President of HomeMed Pharmacy since July 2004. In such capacity, Mr. Long leads and directs the operational activities of our health services operations. Mr. Long is a pharmacist and has more than 18 years experience in the pharmaceutical distribution and healthcare industries. Before joining the Company, Mr. Long was the Regional Vice President of Operations for PharMerica, a leading national provider of pharmaceuticals to long-term care and infusion therapy patients. Mr. Long received his degrees in Pharmacy and Business Administration from Temple University and LaSalle University, respectively.

Dainforth B. French, Jr.  Mr. French has been a director since October 2004. Mr. French has served as President of Leonard Capital Markets, an investment banking firm in Grosse Pointe, Michigan, since October 2004. From 2000 to 2004, he served as Managing Director of Donnelly Penman & Partners, an investment banking firm in Grosse Pointe, Michigan. Mr. French received his B.A. degree from Georgetown University and obtained his M.B.A. degree from the University of Detroit.

James H. Steane II.  Mr. Steane has been a director since 2002. In 1999 Mr. Steane retired from Fleet Bank after 29 years in corporate banking, where he held a number of positions, including Senior Vice President and Senior Lending Officer in the Insurance and Mutual Fund Group. Mr. Steane is also the past President of Junior Achievement of Hartford, Connecticut and the American School for the Deaf. Mr. Steane received his MBA degree from Adelphi University.

Board of Directors

Our Board of Directors currently consists of three directors and is divided into three classes, each of whose members serves a three-year term. Messrs. Hunter and Steane serve as Class III directors until the 2007 annual meeting of shareholders, and Mr. French serves as a Class I director until the 2008 annual meeting of shareholders. We continue our efforts to locate qualified independent directors to add to our Board of Directors and will realign the classes of directors at that time.

Although the rules of the Nasdaq Stock Market require that the boards of directors of companies listed on Nasdaq be comprised of a majority of “independent” directors, we are no longer subject to these rules. However, it is our intention to continue to attempt to have our Board of Directors be comprised of a majority of independent directors. Of the three current members of our Board of Directors, two meet the Nasdaq definition of independence (the other director being a member of management).

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements are presented to illustrate the effects of the August 2006 Sale of Pharmacy Assets, the August 2006 Tran Settlement, the June 2006 Exchange Offer and the issuance of the 6% Convertible Notes and related use of proceeds (all as described under Recent Developments) on our historical financial position and operating results as if such transactions occurred at an earlier date. The following unaudited pro forma condensed consolidated balance sheet of the Company at June 30, 2006 gives effect to the Sale of Pharmacy Assets, the Tran Settlement and the issuance of the 6% Convertible Notes and related use of proceeds as if they had occurred on that date. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2006 and the year ended December 31, 2005 give effect to the Sale of Pharmacy Assets, Tran Settlement, the Exchange Offer and the issuance of the 6% Convertible Notes and related use of proceeds as if they had occurred on January 1, 2005.

The unaudited pro forma condensed consolidated financial statements have been derived from, and should be read in conjunction with, our historical consolidated financial statements, including the accompanying notes. Those financial statements are included in our Quarterly Report on Form 10-Q for the quarterly period ended on June 30, 2006 and our Annual Report on Form 10-K for the year ended December 31, 2005 which we have filed with the Securities and Exchange Commission and which are incorporated herein by reference.

The following unaudited pro forma condensed consolidated financial statements are presented only for informational purposes. As a result, the accompanying unaudited pro forma condensed consolidated financial statements are not necessarily indicative of our financial position or results of operations that would have occurred had the sale and related transactions been consummated as of the dates indicated. The pro forma statements are estimates only, and may not necessarily reflect the actual operations of our business.

STANDARD MANAGEMENT CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
As of June 30, 2006

		Pro Forma		Pro Forma
		Adjustment		Adjustment
	Historical	Pharmacy Sale(1)		Debt Issuance(8)	Pro Forma
	(Dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$977	$2,575	(2)	$1,040	$4,592
Accounts receivable, net	6,475	(3,203)		—	3,272
Inventories	3,495	(1,827)		—	1,668
Prepaid and other current assets	722	391	(3)	—	1,113

Total current assets	11,669	(2,064)		1,040	10,645
Property and equipment, net	10,414	(729)		—	9,685
Assets held for sale	942	—		—	942
Deferred financing fees, net	1,073	—		260	1,333
Officer and other notes receivable, less current portion	826	—		—	826
Investments in unconsolidated subsidiaries	160	—		—	160
Intangible assets, net	3,825	(2,173)		—	1,652
Goodwill	12,457	(8,218)		—	4,239
Other noncurrent assets	1,332	—		—	1,332

Total assets	$42,698	$(13,184)		$1,300	$30,814

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,905	$(1,729	)(4)	$(300)	$2,876
Accrued expenses	4,226	(927	)(4)	(10)	3,289
Current portion of long-term debt	6,273	(3,800	)(5)	—	2,473
Liabilities of discontinued operations	—	1,906	(4)	—	1,906

Total current liabilities	15,404	(4,550)		(310)	10,544
Long-term debt, less current portion	22,722	—		1,610	24,332
Other long-term liabilities	1,152	—		—	1,095

Total liabilities	39,278	(4,550)		1,300	35,971
Shareholders’ equity:
Common stock, no par value, and additional paid in capital, 60,000,000 shares authorized and 18,201,997 shares issued	70,790	—		—	70,790
Retained deficit	(59,460)	(5,824	)(6)	—	(65,284)
Treasury stock, at cost, 1,653,322 and 2,840,173 shares, respectively	(8,018)	(2,810	)(7)	—	(10,828)
Accumulated other comprehensive income	108	—		—	108

Total shareholders’ equity	3,420	(8,634)		—	(5,214)

Total liabilities and shareholders’ equity	$42,698	$(13,184)		$1,300	$30,757

STANDARD MANAGEMENT CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

	For the Six Months Ended June 30, 2006
		Pro Forma		Pro Forma		Pro Forma
		Adjustment		Adjustment		Adjustment
	Historical	Pharmacy Sale(9)		Exchange		Debt Issuance		Pro Forma
	(Dollars in thousands, except per share amounts)

Net revenues	$26,606	$(13,427)		$—		$—		$13,179
Cost of sales	18,868	(8,934)		—		—		9,934

Gross profit	7,738	(4,493)		—		—		3,245
Selling, general and administrative expenses	14,858	(4,223)		—		—		10,635
Depreciation and amortization	1,203	(312)		—		—		891
Goodwill impairment charges	—	—		—		—		—

Operating loss	(8,323)	42		—		—		(8,281)
Other income, net	7,298	—		(9,202	)(12)	—		(1,904)
Interest expense	(2,342)	108	(10)	582	(13)	(168	)(15)	(1,820)

Income (loss) before income taxes	(3,367)	150		(8,620)		(168)		(12,005)
Income tax expense (benefit)	—	—		—		—		—

Net income (loss) from continuing operations	$(3,367)	$150		$(8,620)		$(168)		$(12,005)

Income (loss) per share:
Basic and Diluted:
Income (loss) from continuing operations	$(0.36)							$(0.80)

Weighted average shares outstanding	9,302,812	(908,051	)(11)	6,674,046	(14)	—		15,068,807

STANDARD MANAGEMENT CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2005
		Pro Forma		Pro Forma		Pro Forma
		Adjustment		Adjustment		Adjustment
	Historical	Pharmacy Sale(9)		Exchange		Debt Issuance		Pro Forma
	(Dollars in thousands, except per share amounts)

Net revenues	$28,922	$(11,307)		$—		$—		$17,615
Cost of sales	20,735	(7,125)		—		—		13,610

Gross profit	8,187	(4,182)		—		—		4,005
Selling, general and administrative expenses	20,135	(3,464)		—		—		16,671
Depreciation and amortization	2,192	(237)		—		—		1,955
Goodwill impairment charges	2,839	—		—		—		2,839

Operating loss	(16,979)	(481)		—		—		(17,460)
Other income, net	1,078	—		—		—		1,078
Interest expense	(4,382)	47	(10)	1,163	(13)	(337	)(15)	(3,509)

Income (loss) before income taxes	(20,283)	(434)		1,163		(337)		(19,891)
Income tax expense (benefit)	—	—		—		—		—

Net income (loss) from continuing operations	$(20,283)	$(434)		$1,163		$(337)		$(19,891)

Income (loss) per share:
Basic and Diluted:
Income (loss) from continuing operations	$(2.40)							$(1.35)

Weighted average shares outstanding	8,455,869	(342,466	)(11)	6,674,046	(14)	—		14,787,449

STANDARD MANAGEMENT CORPORATION

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Pro Forma Adjustments

The unaudited pro forma consolidated financial statements reflect the following pro forma adjustments:

(1) Adjustments include the elimination of the assets and liabilities sold in the Sale of Pharmacy Assets. Those assets and liabilities include a negative cash balance of $34,000, prepaid assets of $309,000 and accounts payable of $750,000. All other eliminated assets and liabilities are specifically indicated in the pro forma balance sheet.

(2) Includes the $12 million initial cash proceeds from the Sale of Pharmacy Assets, less a) the $5.460 million of payments made in the Tran settlement, b) the $3.050 million payment to retire $2.3 million of the New Senior Debt and settle $750,000 of related fees and c) $950,000 of sale-related transaction fees.

(3) Includes $0.7 million of non-trade receivables from Omnicare for the remainder of the expected full proceeds from the Sale of Pharmacy Assets (not including contingent amounts of $520,000).

(4) Includes the $1.906 million reclassification of liabilities related to the operations sold in the Sale of Pharmacy Assets, but not assumed by Omnicare into “Liabilities of discontinued operations.” These liabilities are expected to be settled by the Company in due course.

(5) Includes the retirement of $1.5 million of the debt in the Tran Settlement and $2.3 million of New Senior Debt with a portion of the proceeds from the Sale of Pharmacy Assets.

(6) Includes a) the estimated $3.9 million loss on the Sale of Pharmacy Assets, b) $1.150 million expenses related to the Tran Settlement and c) $750,000 of financing fees related to partial retirement of New Senior Debt. No income tax benefits are reflected as the Company believes it more likely than not that such benefits will not actually be realized.

(7) Includes the 762,195 shares and the 424,656 shares reacquired in the Tran Settlement for $2.5 million and $310,000, respectively, previously issued in the July 2005 acquisition of Rainier and the May 2006 early closings in the Company’s private offering to issue its common stock, respectively.

(8) Reflects the addition of $2.0 million of 6% convertible notes and the use of related proceeds to pay $260,000 of deferred financing costs, $300,000 of specific accounts payable and $400,000 of accrued expenses. Warrants issued in conjunction with this debt were valued at $390,000 under a Black-Scholes model using appropriate assumptions. This value is reflected as a debt discount and an additional accrual which will be marked-to-market in subsequent balance sheets.

(9) Adjustments include the elimination of the actual operating results of the businesses sold in the Sale of Pharmacy Assets. Such businesses were acquired by the Company in July and September 2005. The eliminated operating results include $15,000 of interest expense for the six months ended June 30, 2006. All other eliminated operating results are specifically indicated in the pro forma statements of operations.

(10) Includes the elimination of actual interest expense related to a) the $1.5 million of debt (which had been outstanding from July 2005 to August 2006) retired in the Tran Settlement and b) $2.3 million of New Senior Debt (and its predecessor debt — which collectively had been outstanding from April 2006 to August 2006) retired with a portion of the proceeds from the Sale of Pharmacy Assets.

(11) Reflects the impact of reacquiring 762,195 shares actually outstanding from July 2005 to August 2006 and 424,656 shares actually outstanding from May 2006 to August 2006. Such shares were acquired as part of the Tran Settlement.

(12) Reflects the elimination of the actual gain recorded in June 2006 resulting from the Exchange Offer.

(13) Reflects the elimination of actual interest expense related to the $11.1 million of subordinated debentures eliminated as part of the Exchange Offer.

(14) Reflects the impact of issuing 6.674 million shares in the Exchange Offer.

(15) Reflects interest, including amortization of deferred financing costs and debt discounts, related to the 6% convertible notes.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of September 1, 2006, with respect to ownership of our outstanding common stock by:

•	all persons known to us to own more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	Mr. Hunter, our Chief Executive Officer, and each of our four most highly compensated executive officers other than Mr. Hunter for the last fiscal year; and

•	all of our executive officers and directors as a group.

	Number of
Name	Shares Owned(1)	Percent

Ronald D. Hunter(2)	1,099,535	6.54
Michael B. Berry(3)	23,000	*
Stephen M. Coons(4)	211,600	1.30
Dainforth B. French, Jr.(5)	95,400	*
Martial R. Knieser(6)	792,001	4.88
Mark B. L. Long(7)	56,590	*
James H. Steane II(8)	28,500	*
All directors and executive officers as a group (6 persons)(9)	2,129,126	13.37

*	Represents less than one percent

(1)	The information set forth in this table with respect to our common stock ownership reflects “beneficial ownership” as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. “Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options which are exercisable within sixty days of the date hereof. The percentages are based upon 16,087,861 shares outstanding as of September 1, 2006. The percentages for each of those parties who hold options exercisable within 60 days of September 1, 2006 are based upon the sum of 16,087,861 shares plus the number of shares subject to such options held by each such party, as indicated in the following notes.

(2)	Includes 7,445 shares beneficially owned by Mr. Hunter’s spouse and child, as to which Mr. Hunter disclaims beneficial ownership and 119,551 shares held in the Standard Management 401(k) Plan (“Plan”) over which Mr. Hunter has voting and/or investment power and of which 52,234 shares are held in the Plan on behalf of Mr. Hunter. Also includes 718,000 shares subject to options exercisable within 60 days of September 1, 2006. Mr. Hunter’s address is 10689 North Pennsylvania Street, Indianapolis, Indiana 46280.

(3)	Includes 22,000 shares subject to options exercisable within 60 days of September 1, 2006.

(4)	Mr. Coons retired and resigned as an officer and director on August 17, 2006. Also includes 177,500 shares subject to options exercisable within 60 days of September 1, 2006.

(5)	Includes 10,000 shares held by Mr. French’s family, as to which Mr. French disclaims beneficial ownership. Also includes 25,000 shares subject to options exercisable within 60 days of September 1, 2006.

(6)	Includes 333,333 shares held by Indiana Life Sciences, Inc., an affiliate of Dr. Knieser, and includes 154,500 shares subject to options exercisable within 60 days of September 1, 2006.

(7)	Includes 38,000 shares subject to options exercisable within 60 days of September 1, 2006.

(8)	Includes 25,500 shares subject to options exercisable within 60 days of September 1, 2006.

(9)	Includes a total of 1,099,535 shares subject to options exercisable within 60 days of September 1, 2006 and 119,551 shares held under the Standard Management 401(k) Plan as to which Mr. Hunter has voting and/or investment power.

SELLING SHAREHOLDERS

On September 8, 2006, we issued and sold $700,000 aggregate principal amount of the convertible notes (and, upon our satisfaction of certain registration obligations, will issue an additional $1,300,000 aggregate principal amount of notes), and warrants to purchase 3,000,000 shares in a private placement to four accredited investors. These purchasers are the selling shareholders in this prospectus, which term includes their transferees, pledgees, donees and successors. The selling shareholders may from time to time offer and sell pursuant to this prospectus any and all of the shares of our common stock issued to them upon their conversion of the notes and/or exercise of the warrants.

The shares of common stock to be issued upon conversion of the notes and exercise of the warrants are being registered pursuant to a resale registration rights agreement between us and the selling shareholders. In that agreement, we undertook to file a registration statement with regard to our shares of common stock issuable upon conversion of the notes and exercise of the warrants and, subject to certain exceptions, to keep that registration statement effective. The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.

The selling shareholders named below have advised us that they currently intend to sell the shares of common stock set forth below pursuant to this prospectus. Additional selling shareholders may choose to sell shares of common stock from time to time upon notice to us. None of the selling shareholders named below has, within the past three years, held any position or office or had any other material relationship with us or any of our predecessors or affiliates.

Unless the shares were purchased pursuant to this registration statement, before a shareholder not named below may use this prospectus in connection with an offering of shares, this prospectus will be supplemented to include the name and amount of common stock beneficially owned by the selling shareholder and the amount of common stock to be offered. Any prospectus supplement will also disclose whether any selling shareholder selling in connection with that prospectus supplement has held any position or office or had any other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the prospectus supplement.

	Number of		Number of
	Shares of	Number of	Shares of
	Common	Shares of	Common Stock
	Stock	Common Stock	Owned Upon
	Beneficially	That May be	Completion of
Selling Shareholder	Owned(1)(2)	Sold(2)(3)	the Offering(3)

AJW Partners, LLC	1,438,831	1,438,831	0
AJW Offshore, Ltd.	9,592,208	9,592,208	0
AJW Qualified Partners, LLC	4,796,104	4,796,104	0
New Millennium Capital Partners II, LLC	159,870	159,870	0

Total	15,987,013	15,987,013	0

(1)	Includes shares of common stock issuable upon conversion of the notes and exercise of the warrants.

(2)	The number of shares of our common stock issuable upon conversion of the notes is determined by dividing the principal amount of the notes to be converted by a conversion price. The conversion price is a floating price equal to a percentage (between 50% and 60%) of the average of the lowest three intraday trading prices of our common stock over the previous 20 trading days. As of September 25, 2006, the conversion price would have been $0.154. Because the conversion price floats in relation to the trading price of our common stock, the number of shares of our common stock to be sold may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

(3)	Because a selling shareholder may sell all or a portion of the common stock issued upon conversion of the notes or exercise of the warrants pursuant to this prospectus, an estimate cannot be given as to the number of shares of common stock that the selling shareholder will hold upon termination of any sales. The information presented assumes that all of the selling shareholders will fully convert the notes and exercise the warrants for shares of common stock and that the selling shareholders will sell all shares of common stock that they receive pursuant to such conversion and exercise.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock currently consists of 60,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share. Our board of directors has approved an amendment to our articles of incorporation to increase the number of authorized shares of common stock from 60,000,000 to 200,000,000 shares. This amendment is subject to the approval of our shareholders. The following summary of certain provisions of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation and bylaws, copies of which have been filed with the SEC, and the applicable provisions of the Indiana Business Corporation Law. Prospective investors are urged to read those documents carefully.

Common Stock

As of September 1, 2006, there were 16,087,861 shares of common stock outstanding. Holders of our common stock are entitled to receive, as, when and if declared by our board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes, subject to any dividend preferences that may be attributable to preferred stock that is outstanding. Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders may vote.

There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

Preferred Stock

Our board of directors, without further action by the shareholders, is authorized to issue an aggregate of 1,000,000 shares of preferred stock in one or more series. Currently, there are no shares of preferred stock outstanding. Our board also may, without shareholder approval, determine the dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences of such stock. Holders of preferred stock may not have any voting rights except as specifically provided in the Indiana Business Corporation Law. Nevertheless, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action of the shareholders.

Warrants

As of September 1, 2006, we had outstanding warrants to purchase approximately 1,348,135 shares of our common stock. These warrants were issued in a series of private financing transactions between October 2002 and September 2006. Each warrant entitles the registered holder to purchase one share of our common stock. The warrants are immediately exercisable and expire five years from the date of issuance. The weighted average exercise price of the outstanding warrants is $2.36.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Indemnification

Our articles of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Indiana law. The indemnification permitted under Indiana law is not exclusive of any other rights to which such persons may be entitled. We have also entered into separate indemnification agreements with some of our directors that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status of service as directors, to the maximum extent permitted under Indiana law.

In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Anti-Takeover Effects of our Articles of Incorporation and Bylaws and Provisions of Indiana Law

A number of provisions in our articles of incorporation, bylaws and Indiana law may make it more difficult to acquire control of us. These provisions could deprive our shareholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change of control of us;

•	discourage certain tactics that may be used in proxy fights; and

•	encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

Staggered Board.  Our articles of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of a majority of our board of directors. Our articles of incorporation and bylaws also provide that the board of directors is divided into three classes. The members of each class of directors serve for staggered three-year terms. The classification of the board generally has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the members of the board of directors. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors or by the sole remaining director. This provision could prevent a shareholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

Preferred Stock.  The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for shareholder approval, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate transactions, may among other things, discourage, delay, defer, or prevent a change of control of us.

Authorized but Unissued Shares of Common Stock.  The authorized but unissued shares of our common stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Antitakeover Provisions of Indiana Law.  Indiana Code Section 23-1-42 (the “Control Share Act”) provides that any person or group of persons that acquires the power to vote more than one-fifth of certain corporations’ shares shall not have the right to vote such shares unless granted voting rights by the holders of a majority of the outstanding shares of the corporation and by the holders of a majority of the outstanding shares excluding “interested shares.” Interested shares are those shares held by the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation. If the approval of voting power for the shares is obtained, additional shareholder approvals are required when a shareholder acquires the power to vote more than one-third and more than a majority of the voting power of the corporation’s shares. In the absence of such approval, the additional shares acquired by the shareholder may not be voted. If the shareholders grant voting rights to the shares after a shareholder has acquired more than a majority of the voting power, all shareholders of the corporation are entitled to exercise statutory dissenters’ rights and to demand the value of their shares in cash from the corporation. If voting rights are not accorded to the shares, the corporation may have the right to redeem them. The provisions of the Control Share Act do not apply to acquisitions of voting power pursuant to a merger or share exchange agreement to which the corporation is a party. We have not opted-out of the provisions of the Control Share Act in our bylaws.

Indiana Code Section 23-1-43 (the “Business Combination Act”) prohibits a person who acquires beneficial ownership of 10% or more of certain corporations’ shares (an “interested shareholder”), or any affiliate or associate of an interested shareholder, from effecting a merger or other business combination with the corporation for a period of five years from the date on which the person became an interested shareholder, unless the transaction in which the person became an interested shareholder was approved in advance by the corporation’s board of directors. Following the five-year period, a merger or other business combination may be effected with an interested shareholder only if (a) the business combination is approved by the corporation’s shareholders, excluding the interested shareholder and any of its affiliates or associates, or (b) the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the interested shareholder in acquiring its interest in the corporation, with certain adjustments, and certain other requirements are met. The Business Combination Act broadly defines the term “business combination” to include mergers, sales or leases of assets, transfers of shares of the corporation, proposals for liquidation and the receipt by an interested shareholder of any financial assistance or tax advantage from the corporation, except proportionately as a shareholder of the corporation.

Registrar and Transfer Agent

Mellon Investor Services LLC serves as our registrar and transfer agent.

PLAN OF DISTRIBUTION

The shares to be offered and sold using this prospectus are being registered to permit public secondary trading of these shares by the selling shareholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares offered by this prospectus. The aggregate proceeds to the selling shareholders from the sale of the common stock issuable upon conversion of the notes or exercise of the warrants will be the purchase price of the shares less any discounts and commissions. A selling shareholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock issued upon conversion of the notes or exercise of the warrants may be sold from time to time to purchasers directly by the selling shareholders and their successors, which includes their transferees, pledgees or donees or their successors, or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the common stock issuable upon conversion of the notes or exercise of the warrants. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved. Such sales may take place in one or more transactions, at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected in transactions (i) on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, or (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market.

The selling shareholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. As a result, any profits on the sale of the common stock issuable upon the conversion of the notes or exercise of the warrants by selling shareholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts, and “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling shareholders were deemed to be underwriters, the selling shareholders may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934, as amended. If the common stock issuable upon conversion of the notes or exercise of the warrants are sold through underwriters, broker-dealers or agents, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions.

We estimate that our share of the total expenses of this offering will be approximately $110,000.

LEGAL MATTERS

Certain legal matters relating to the validity of the common stock offered hereby will be passed upon by Stephen M. Coons, Esq., special counsel to the Company. Mr. Coons served as our Executive Vice President, our General Counsel and as a director until August 2006. Mr. Coons is the beneficial owner of 221,600 shares of common stock of the Company (of which 177,500 shares are underlying out-of-the money employee stock options).

EXPERTS

The financial statements and schedule as of and for the years ended December 31, 2005 and 2004 incorporated by reference in this prospectus and registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report (the report on such financial statements and schedule contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) incorporated herein by reference, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent registered public accounting firm, has audited our 2003 consolidated statements of operations and cash flows and 2003 information included in the schedule included in our 2005 Annual Report on Form 10-K, as set forth in their report dated March 2, 2004, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our 2003 consolidated statements of operations and cash flows and 2003 information included in the schedule included in our 2005 Annual Report on Form 10-K are incorporated by reference in reliance on Ernst & Young’s report, given on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses in connection with the distribution of the securities covered by the registration statement.

SEC registration fee	$479
Printing costs	$10,000
Accounting fees and expenses	$25,000
Legal fees and expenses	$65,000
Miscellaneous	$10,000

Total	$110,479

All of the above items are estimates, other than the fees payable to the SEC. We will bear all of these expenses.

Item 14.	Indemnification of Directors and Officers

The Indiana Business Corporation Law permits an Indianan corporation to indemnify its directors and officers from liability for their conduct if such conduct was made in good faith with the reasonable belief that such conduct was in the corporation’s best interest. If the individual was not acting in his or her official capacity with the corporation, then indemnification is permitted for good faith conduct made with the reasonable belief that such conduct was at least not opposed to the best interest of the corporation. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer, who is wholly successful in the defense of any proceeding to which the director or officer is a party by virtue of being a director or officer of the corporation, against reasonable expenses incurred in connection with the proceeding. Indemnification can be made in advance of the final disposition of a proceeding if certain procedural requirements are met. An Indiana corporation is permitted to purchase and maintain insurance on behalf of directors and officers against liability asserted against them in that capacity or arising from an individual’s status as a director or officer, whether or not the corporation would have power to indemnify the individual against the same liability under the Indiana Business Corporation Law. In addition, the shareholders of a corporation may approve the inclusion of other or additional indemnification provisions in the articles of incorporation or bylaws.

The articles of incorporation of Standard Management provide for the indemnification of directors and officers against reasonable expenses actually incurred, except in relation to any action in which it is finally adjudged that the director or officer is liable for willful misconduct or recklessness in the performance of corporate duties. In addition, indemnification is permitted for amounts paid by directors or officers upon judgment and the reasonable costs of settlement of any such action, if a majority of a disinterested committee of our board determines that such payment or settlement is in our interest and that the director or officer to be reimbursed did not engage in any act constituting willful misconduct or recklessness in the performance of corporate duties.

Our bylaws provide for indemnification of directors and officers to the fullest extent available under then applicable law.

We have entered into separate indemnification agreements with some of our directors that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status of service as directors, to the maximum extent permitted under the Indiana Business Corporate Law.

We also maintain a directors’ and officers’ liability insurance policy that insures our directors and officers against such liabilities as are customarily covered by such policies.

Item 15.	Recent Sales of Unregistered Securities

The following table sets forth unregistered sales of our securities within the three year period preceding the date of this registration statement including: (a) the date of sale; (b) the title of securities sold; (c) the number of securities sold; (d) the name of the purchaser or class of purchasers; and (e) the consideration we received for the sale. Except as described below with respect to our exchange offer, each offer and sale made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated thereunder. The purchasers were “accredited investors,” officers, directors or employees of the registrant or known to the registrant and its management through pre-existing business relationships, friends and employees. All purchasers were provided access to all material information which they requested, and all information necessary to verify such information and was afforded access to management of the registrant in connection with their purchases. All holders of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the registrant. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration under the Securities Act, in any further resale or disposition.

					Aggregate
Date	Title of Securities	Number Sold		Name or Class of Purchasers	Consideration

05/13/2004	Common Stock	16,667		Equity holders of Royal Med	$350,000	(1)
03/21/2005	Warrants	563,130		Laurus Capital Fund, and Source Capital Corporation		(3)
03/21/2005	Warrants	175,000		Westminster Securities Corporation		(3)
04/01/2005	Common Stock	16,667		Equity holders of Royal Med	$350,000	(1)
07/21/2005	Common Stock	762,195		Equity holders of Rainier Home Health Pharmacy, Inc.	$2,500,000	(2)(4)
07/28/2005	Common Stock	304,878		Equity holders of Precision Healthcare, Inc.	$1,000,000	(2)
07/28/2005	Common Stock	182,928		Equity holders of Long Term Rx, Inc.	$600,000	(2)
02/22/2006	Warrants	200,000		Sam Schmidt Motorsports, LLC		(5)
04/13/2006	Common Stock	35,761		Craig Trobraugh Taxes		(6)
05/13/2006	Common Stock	116,456		Equity holders of Royal Med	$350,000	(1)
05/22/2006	Common Stock	630,143	(10)	Investors in PIPE offering	$460,004
05/22/2006	Warrants	189,043		Investors in PIPE offering		(7)
05/31/2006	Warrants	100,000		John T.H. Tran		(5)
06/30/2006	Common Stock	68,493		Investors in PIPE offering	$50,000
06/30/2006	Warrants	20,548		Investors in PIPE offering		(7)
06/30/2006	Common Stock	6,674,046		Trust preferred security holders that participated in exchange offer		(8)
07/25/2006	Common Stock	136,986		Investors in PIPE offering	$100,000
07/25/2006	Warrants	41,096		Investors in PIPE offering		(7)
08/22/2006	Common Stock	589,051		Investors in PIPE offering		(9)
08/22/2006	Warrants	176,715		Investors in PIPE offering		(9)

(1)	Additional shares issued under acquisition agreement. No cash consideration received.

(2)	Represents value ascribed to shares as consideration for acquisition of business under the terms of the documents governing the acquisition.

(3)	Stock purchase warrants issued in connection with issuance and placement of convertible debt. No cash consideration was received for the warrants.

(4)	Shares were repurchased on August 11, 2006.

(5)	Stock purchase warrants issued in connection with issuance of indebtedness. No cash consideration received.

(6)	Issued for tax preparation services provided to registrant. No cash consideration was received.

(7)	Issued to investors in connection with sale of common stock in PIPE offering. No separate cash consideration was received for the warrants.

(8)	Shares were issued in an exchange offer for 1,112,341 of the Company’s 10.25% trust preferred securities. The shares were issued without registration pursuant to Section 3(a)(9) of the Securities Act.

(9)	Additional shares of common stock and warrants issued to PIPE investors under the adjustment provisions of the agreements governing the PIPE offering. No additional cash consideration was received.

(10)	On August 11, 2006, we repurchased 424,656 of such shares.

Item 16.	Exhibits

Exhibit
Number		Description of Document

2.1		Stock and Asset Purchase Agreement dated February 9, 2005, by and between Standard Management and Capital Assurance Corporation (incorporated by reference to Current Report on Form 8-K filed on February 14, 2005).

3.1		Amended and Restated Articles of Incorporation, as amended (incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 1996).

3	.1a	Amendment to the Amended and Restated Articles of Incorporation, as amended March 10, 2006 (incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2005).

3.2		Amended and Restated Bylaws as amended (incorporated by reference to Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993 and to Exhibit 3 of Quarterly Report on Form 10-Q for the quarter ended September 30, 1994).

4.1		Certificate of Trust of SMAN Capital Trust I (incorporated by reference to Registration Statement on Form S-1 (Registration No. 333-60886)).

4.2		Trust Agreement of SMAN Capital Trust I (incorporated by reference to Registration Statement on Form S-1 (Registration No. 333-60886)).

4.3		Form of Amended and Restated Trust Agreement of SMAN Capital Trust I among Standard Management, Bankers Trust Company and Bankers Trust (Delaware) (incorporated by reference to Registration Statement on Form S-1 (Registration No. 333-60886)).

4.4		Form of Preferred Securities Certificates (incorporated by reference to Registration Statement on Form S-1 (Registration No. 333-60886)).

4.5		Form of Junior Subordinated Indenture between Standard Management and Bankers Trust Company (incorporated by reference to Registration Statement on Form S-1 (Registration No. 333-60886)).

4.6		Form of Junior Subordinated Debenture (incorporated by reference to Registration Statement on Form S-1 (Registration No. 333-60886)).

4.7		Form of Preferred Securities Guarantee Agreement between Standard Management and Bankers Trust Company (incorporated by reference to Registration Statement on Form S-1 (Registration No. 333-60886)).

4.8		Indenture dated November 30, 2005 by and between Standard Management and U.S. Bank National Association (includes the form of 6% Convertible Note due 2008) (incorporated by reference to the Current Report on Form 8-K date of report November 30, 2005).

4.9		Supplemental Indenture dated June 7, 2005 by and between Standard Management and Deutsche Bank Trust Company Americas (incorporated by reference to the Current Report on Form 8-K filed on June 13, 2005).

4.10		Form of 6% Callable Secured Convertible Note issued by the Company to the Selling Shareholders named in this Registration Statement.

4.11		Form of Stock Purchase Warrant issued by the Company to the Selling Shareholders named in this Registration Statement.

5.1		Opinion of Stephen M. Coons, Esq. regarding legality of shares offered.

Exhibit
Number	Description of Document

10.1	Employment Agreement by and between Standard Management and Ronald D. Hunter, dated and effective January 1, 2004 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

10.2	Employment Contract by and between Standard Management and Stephen M. Coons dated and effective, as amended, January 1, 2005 (incorporated by reference to Current Report on Form 8-K filed on August 26, 2005).

10.3	Indemnification Agreement between Standard Management and Stephen M. Coons and Coons & Saint, dated August 1, 1991 (incorporated by reference to Registration Statement on Form S-1 (Registration No. 33-53370) as filed with the Commission on January 27, 1993).

10.4	Standard Management Amended and Restated 1992 Stock Option Plan (incorporated by reference to Registration Statement on Form S-4 (Registration No. 333-35447) as filed with the Commission on September 11, 1997).

10.5	Lease by and between Standard Life and Standard Management, dated June 8, 2005 (incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2005).

10.6	Promissory Note from Ronald D. Hunter to Standard Management in the amount of $775,500 executed October 28, 1997 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

10.7	Employment Agreement between Standard Management and P.B. (Pete) Pheffer dated and effective January 1, 2004, (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).

10.8	Promissory Note for $6.9 million between Standard Management and Republic Bank dated December 28, 2001 (incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2001).

10.9	Standard Management Corporation 2002 Stock Incentive Plan (incorporated by reference to Standard Management’s Registration Statement on Form S-8 (Registration No. 333-101359)).

10.10	Deferred Compensation Plan of Standard Management dated and effective December 31, 2001 (incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2001).

10.11	Employment Agreement by and between Standard Management and Dr. Martial R. Knieser, dated and effective June 1, 2005 (incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2005).

10.12	Securities Purchase Agreement, dated March 21, 2005, between Standard Management and Laurus Master Fund, Ltd., including the form of Secured Convertible Term Note and Warrant (incorporated by reference to Current Report on Form 8-K filed on March 25, 2005).

10.13	Registration Rights Agreement, dated March 21, 2005, between Standard Management and Laurus Master Fund, Ltd., including the form of Secured Convertible Term Note and Warrant (incorporated by reference to Current Report on Form 8-K filed on March 25, 2005).

10.14	Agreement and Plan of Merger, dated July 22, 2005, among Standard Management, Rainier Acquisition Corporation, Rainier Home Health Care Pharmacy, Inc., John T.H. Tran, Cynthia J. Wareing-Tran and The Jonathan Tran Irrevocable Trust u/a/d August 23, 2004, (incorporated by reference to Current Report on Form 8-K filed on July 27, 2005).

10.15	Agreement and Plan of Merger, dated July 28, 2005, among the Standard Management, Precision Health Care Acquisition Corporation, Precision Healthcare, Inc., Jose A. Trespalacios, as Voting Trustee, Teresa Fox-Morgan, Robert R. Buehler, Krista K. Trespalacios, and Jose A. Trespalacios, in his individual capacity (incorporated by reference to Current Report on Form 8-K filed on August 3, 2005).

10.16	Agreement and Plan of Merger, dated July 29, 2005, among Standard Management, Long Term Rx Acquisition Company, Long Term Rx, Inc., The Craig W. Trobaugh Revocable Trust, dated September 7, 2000, The Lorenda K. Trobaugh Revocable Trust, dated September 7, 2000, Craig W. Trobaugh, and Lorenda K. Trobaugh (incorporated by reference to Current Report on Form 8-K filed on August 3, 2005).

10.17	Employment Agreement dated August 25, 2005 between Standard Management and Michael B. Edwards (incorporated by reference to Current Report on Form 8-K filed on August 26, 2005).

Exhibit
Number		Description of Document

10.18		Amendment to Employment Agreement dated December 29, 2005 between Standard Management and Michael B. Edwards (incorporated by reference to Current Report on Form 8-K filed on December 30, 2005).

10.19		Amendment to Employment Agreement dated August 25, 2005 between Standard Management and Ronald D. Hunter (incorporated by reference to Current Report on Form 8-K filed on August 26, 2005).

10.20		Employment Agreement dated July 1, 2005 between Standard Management and Michael B. Berry (incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2005).

10.21		Employment Agreement dated July 1, 2005 between Standard Management and Mark B. L. Long (incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2005).

10.22		Employment Agreement dated July 1, 2005 between Rainier Home Health Care Pharmacy, Inc. and John T. Tran (incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 2005).

10.23		Prime Vendor Agreement by and between Standard Management Corporation and Amerisource Bergen Drug Corporation dated March 8, 2006 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

10	.23.1	Amendment to Prime Vendor Agreement by and between Standard Management Corporation and Amerisource Bergen Drug Corporation dated March 24, 2006 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

10.24		Promissory Note dated February 23, 2006 between Standard Management Corporation and Sam and Sheila Schmidt, including amendment thereto dated May 12, 2006 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

10.25		Omnibus Amendment and Waiver by and between Standard Management Corporation and Laurus Master Fund, Ltd. dated May 23, 2006 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10.26		Secured Promissory Note dated July 27, 2006 in favor of Michael G. Browning (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10.27		Guaranty by and among Rainier Home Health Care Pharmacy, Inc. Precision Healthcare, Inc., Long Term Rx, Inc., Home Med Channel, Inc., Holland Drug Store, Inc. and Michael G. Browning dated July 27, 2006 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10.28		Pledge Agreement by and between Rainier Home Health Care Pharmacy, Inc. and Michael G. Browning dated July 27, 2006 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10.29		Pledge Agreement by and between U.S. Health Services Corporation and Michael G. Browning dated July 27, 2006 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10.30		Security Agreement by and among Rainier Home Health Care Pharmacy, Inc., Precision Healthcare, Inc., Long Term Rx, Inc., Home Med Channel, Inc., Holland Drug Store, Inc. and Michael G. Browning dated July 27, 2006 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10.31		Asset Purchase Agreement by and among Standard Management Corporation, Rainier Home Health Care Pharmacy, Inc., Holland Compounding Pharmacy, Inc., Holland Drug Store, Inc. and Omnicare, Inc. dated July 28, 2006 (incorporated by reference to Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10.32		Redemption Agreement, dated as of June 29, 2006, by and between Standard Management Corporation and Capital Assurance Corporation (incorporated by reference to the Company’s Current Report on Form 8-K dated July 6, 2006).

10.33		Settlement Agreement and Mutual Release, dated June 30, 2006, by and between Standard Management Corporation and Paul B. (Pete) Pheffer (incorporated by reference to the Company’s Current Report on Form 8-K dated July 6, 2006).

Exhibit
Number	Description of Document

10.34	Securities Purchase Agreement dated September 8, 2006 among the Company and AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II,, LLC.

10.35	Security Agreement dated September 8, 2006 among the Company and AJW Partners, LLC, AJW Offshore Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC.

10.36	Registration Rights Agreement dated September 8, 2006 among the Company and AJW Partners, LLC, AJW Offshore Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC.

21	List of Subsidiaries of Standard Management.

23.1	Consent of BDO Seidman, LLP.

23.2	Consent of Ernst & Young LLP.

24	Powers of Attorney (included on the signature page to this Form S-1).

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the common stock registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement related to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to part of and included in the registration statement as of the date that it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement of prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on September 27, 2006.

STANDARD MANAGEMENT CORPORATION

By:	/s/ Ronald D. Hunter
Ronald D. Hunter
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Ronald D. Hunter and Michael B. Berry, each as the true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/ Ronald D. Hunter Ronald D. Hunter	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)

/s/ Michael B. Berry Michael B. Berry	Senior Vice President and Treasurer (Principal Accounting Officer)

/s/ Dainforth B. French, Jr. Dainforth B. French, Jr.	Director

James H. Steane II	Director

Exhibit Index

Exhibit
Number	Description of Exhibit

4.10	Form of 6% Callable Secured Convertible Note issued by the Company to the Selling Shareholders named in this Registration Statement.

4.11	Form of Stock Purchase Warrant issued by the Company to the Selling Shareholders named in this Registration Statement.

5.1	Opinion of Stephen M. Coons, Esq. regarding legality of shares offered.

10.34	Securities Purchase Agreement dated September 8, 2006 among the Company and AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II,, LLC.

10.35	Security Agreement dated September 8, 2006 among the Company and AJW Partners, LLC, AJW Offshore Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC.

10.36	Registration Rights Agreement dated September 8, 2006 among the Company and AJW Partners, LLC, AJW Offshore Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC.

21	List of Subsidiaries of Standard Management.

23.1	Consent of BDO Seidman, LLP.

23.2	Consent of Ernst & Young LLP.